UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

27 February 2014
Commission File No. 001-32846

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CRH public limited company
(Translation of registrant's name into English)

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Belgard Castle, Clondalkin,

Dublin 22, Ireland.

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F
X
Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

27th February 2014

RE-ISSUE OF TREASURY SHARES

CRH plc announces that on 26th February 2014, it transferred to participants in its employee share schemes 89,222 Ordinary Shares at prices between €15.0674 and €18.7463 per Ordinary Share and at a price of £12.9574 per Ordinary Share.

CRH plc also announces that on 26th February 2014, it transferred to the Trustees of the CRH plc Employee Benefit Trust 745,165 Ordinary Shares in relation to satisfying vested awards made under the CRH 2006 Performance Share Plan (742,604 Ordinary Shares) and in respect of a deferred share award (2,561 Ordinary Shares) at a price of €20.375 per Ordinary Share.

Following the above transactions, CRH plc holds 5,085,183 Ordinary Shares in Treasury. The number of Ordinary Shares in issue (excluding Treasury Shares) is 734,146,417.

Contact
Neil Colgan
Company Secretary
Tel: +353 1 634 4340

CRH public limited company
(Registrant)

Date: 27 February 2014
By:___/s/Maeve Carton___
M. Carton
Finance Director